EXHIBIT 1

                       ECI TELECOM FOURTH QUARTER RESULTS:
            NET PROFIT INCREASES TO $9 MILLION ON 35% REVENUE GROWTH

            -Company returns to profitability for the full Year 2004

--------------------------------------------------------------------------------

PETACH TIKVA, ISRAEL, February 2, 2005 - ECI Telecom Ltd. (NASDAQ: ECIL) reported today that its revenues for the fourth quarter of 2004 reached $140 million, a 36% increase from $103 million in the fourth quarter of 2003 and $128 million in the third quarter of 2004. Net profit for the quarter reached $8.9 million, or $0.08 per share on a fully diluted basis, compared with a net loss of $13.6 million, or $0.13 per share, for the fourth quarter of 2003 and net profit of $6 million, or $0.05 per share, in the third quarter of 2004. This quarter represents the sixth consecutive quarter of increased revenues for the company.

Revenues for the Broadband Access Division increased to $60 million in the quarter, up 28% from a year ago and a 10% rise from last quarter. Operating income for the Division reached $9.7 million, compared to $3.9 million in the fourth quarter of 2003 and $6.4 million in the third quarter of 2004.

Revenues for the Optical Networks Division jumped 48% from a year ago and reached $72 million for the quarter, compared to $49 million in the fourth quarter of 2003 and $69 million in the third quarter. The Division continued to improve its profitability, reaching an operating profit of $2.8 million for the quarter, compared with an $8.7 million loss in the fourth quarter of 2003 and an operating profit of $2.2 million in the third quarter.

Commenting on the results, Doron Inbar, President and CEO said, "We are very pleased with our 2004 results. We had said at the beginning of the year that 2004 would be our year of return to profitability. We have now delivered on that promise: after four years of losses, ECI is now reporting profitability for the entire year. Not only have we reached this target, but we believe that we are now firmly on a path of sustained growth in both revenues and profits, which we believe we can carry into 2005. Bookings in both of our core divisions continued to rise in the fourth quarter and backlog at year-end reached its highest level in recent years. We believe that our core focal areas, Broadband Access and Metro Optical Networks, particularly in Europe and in Emerging Markets, continue to represent strong growth opportunities.

"Our Broadband Access Division, reporting its twelfth consecutive quarter of operating profitability, continues to demonstrate solid growth as carriers begin to offer advanced services, including voice, data and video - "triple play" - to their customers. In addition to maintaining its strong foothold with leading European carriers such as France Telecom and Deutsche Telecom in the ADSL market, ECI has now taken an early leadership position in the emerging European Fiber to the Premises (FTTP) market. After going live with our FTTP trial at BT during the quarter, our strategic distribution relationship with Nortel produced another significant win, with Nortel/ECI being chosen by a Danish utility to deploy the first commercial FTTP-PON network in Europe. As we announced last week, one million of our installed Hi-FOCuSTM broadband lines will be used by carriers to deliver video over copper lines, allowing these carriers to deliver new revenue-generating services. We plan to continue to be a leading player in this emerging market during 2005.

"Our Optical Networks Division completed a remarkable turnaround, growing 43% for the year and returning to profitability. Strong demand for our XDM platform remains unabated in our focus markets. We are seeing strong order intake from a large and diversified customer base. Emerging markets in Asia, particularly India, as well as Russia, Ukraine and other European countries, continue to deploy XDM as part of implementing new networks and as backhaul for cellular networks. We announced major new wins with Bharti in India and with Kyivstar in the Ukraine as well as Hunan Telecom in China, as we continue to solidify our position in the MSPP (Multi Service Provision Platform) market," concluded Inbar.

Guidance
--------
Reaffirming our forecast from the previous quarter, ECI expects continued steady sequential quarterly growth in both revenues and profits well into the year.

Veraz Networks (VoIP)
---------------------
Sales to Veraz Networks totaled $6.7 million in the fourth quarter of 2004, as compared with $6.4 million in the fourth quarter of 2003 and $4.5 million in the third quarter of 2004. ECI manufactures and sells products to Veraz for resale to its customers and holds 43% of privately held Veraz Networks. Veraz recently announced that Bezeq International, the Israeli long distance telecommunications service provider, has selected Veraz's comprehensive VoIP solution to replace its legacy switching network.

Results for the Year 2004
-------------------------
For the year 2004, revenues reached $497 million, a 27% increase from $393 million in 2003. Operating income for the year was $14.4 million, compared to an operating loss of $32.2 million for 2003. Net income for the year was $10.2 million, or $0.09 per share, compared to a net loss of $71 million, or $0.66 per share, for the previous year.

A conference call to discuss ECI Telecom's results will take place today, Wednesday, February 2, 2005 at 8:30am EST (3:30pm Israel).

To access the conference call, please dial one of the following numbers:
US: (888) 428-4479, International: +1 651-291-0618, Israel: 1-800-937-0052

A replay option will be available after the conference call, from 12:00 pm EST on February 2nd, 2005, through February 9, 2005, at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +1 320-365-3844. Access code for both: 767515

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

About ECI Telecom
ECI Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, risks relating to our intellectual property, substantial outstanding long term credit extended to one of our customers, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2003 and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
-----------------------------------------
Jay Kalish, VP IR  +(972)-3-926-6255 email: jay.kalish@ecitele.com

                                    TABLE - 1
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
               GAAP REPORTED CONSOLIDATED STATEMENTS OF OPERATIONS
                                    Unaudited

             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE FIGURES)

                                                      Three Months Ended            Year Ended           Three Months ended
                                                          December 31,              December 31,          September 30,
                                                     ----------------------    ----------------------    -----------------
                                                       2004         2003         2004         2003             2004
                                                     ---------    ---------    ---------    ---------    -----------------
Revenues                                                 139.7        103.1        496.7        392.6                128.5
Cost of revenues                                          84.4         62.3        301.0        239.3                 77.9
                                                     ---------    ---------    ---------    ---------    -----------------
Gross profit                                              55.3         40.7        195.7        153.3                 50.5
Research and development costs, net                       17.2         14.9         64.9         62.0                 15.6
Selling and marketing expenses                            21.5         19.0         78.4         73.6                 19.5
General and administrative expenses                        9.7          7.0         35.5         39.0                  9.0
Amortization of intangible assets                           --          0.3           --          1.8                   --
Impairment of assets                                        --           --           --          0.7                   --
Restructuring expenses                                      --          1.9          2.6          8.4                   --
                                                     ---------    ---------    ---------    ---------    -----------------
Operating income (loss)                                    7.0         (2.3)        14.4        (32.2)                 6.4
Financial income (expenses), net                           1.1          0.1          2.6         (0.7)                 0.7
Other income (expenses), net                               1.7         (0.5)         2.7         (5.4)                 1.4
                                                     ---------    ---------    ---------    ---------    -----------------
Income (loss) from continuing operations
  before taxes on income                                   9.7         (2.7)        19.7        (38.3)                 8.5
Taxes on income                                           (0.6)        (0.7)        (1.9)        (2.1)                (0.5)
                                                     ---------    ---------    ---------    ---------    -----------------
Income (loss) from continuing operations
  after taxes on income                                    9.1         (3.4)        17.7        (40.5)                 8.0
Company's equity in results of
  investee companies - net                                (0.3)        (2.7)        (3.4)        (4.3)                (1.7)
Minority interest in results of
  subsidiaries - net                                       0.0         (0.6)        (0.3)         0.1                 (0.3)
                                                     ---------    ---------    ---------    ---------    -----------------
Income (loss) from continuing operations                   8.9         (6.8)        14.1        (44.7)                 6.0
Loss from discontinued operations, net of tax               --         (6.8)        (3.9)       (26.3)                  --
                                                     ---------    ---------    ---------    ---------    -----------------
Net income (loss)                                          8.9        (13.6)        10.2        (71.0)                 6.0
                                                     =========    =========    =========    =========    =================

BASIC EARNINGS (LOSS) PER SHARE
Continuing operations                                     0.08        (0.06)        0.13        (0.41)                0.06
Discontinued operations                                     --        (0.06)       (0.04)       (0.24)                  --
                                                     ---------    ---------    ---------    ---------    -----------------
                                                          0.08        (0.13)        0.09        (0.66)                0.06
                                                     =========    =========    =========    =========    =================
Weighted average number of shares
  outstanding used to compute basic
  earnings (loss) per share - in millions                109.1        108.0        108.6        107.8                108.7
                                                     =========    =========    =========    =========    =================

DILUTED EARNINGS (LOSS) PER SHARE
Continuing operations                                     0.08        (0.06)        0.12        (0.41)                0.05
Discontinuing operations                                    --        (0.06)       (0.03)       (0.24)                  --
                                                     ---------    ---------    ---------    ---------    -----------------
                                                          0.08        (0.13)        0.09        (0.66)                0.05
                                                     =========    =========    =========    =========    =================
Weighted average number of shares
  outstanding used to compute diluted
  earnings (loss) per share - in millions                117.3        108.0        117.1        107.8                116.5
                                                     =========    =========    =========    =========    =================

                                    TABLE - 2
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                    GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                          (In millions of U.S. dollars)

                                                           December 31,          September 30,           December 31,
                                                              2004                   2004                   2003
                                                        -----------------      -----------------      -----------------
Assets
Current Assets
Cash and cash equivalents                                            74.2                   60.1                  126.4
Short-term investments                                               24.7                   27.1                   33.9
Trade Receivables                                                   142.9                  142.1                  136.8
Other receivables and prepaid expenses                               29.4                   24.6                   19.4
Work in progress                                                      3.2                    5.8                    3.3
Inventories                                                         175.1                  176.0                  116.9
Assets - discontinued operations                                       --                     --                  100.7
                                                        -----------------      -----------------      -----------------
Total current assets                                                449.6                  435.7                  537.5
                                                        -----------------      -----------------      -----------------

Long-term receivables, net                                           90.0                   97.2                  106.6
                                                        -----------------      -----------------      -----------------
Long-term deposits and marketable securities                        119.4                  123.4                   59.2
                                                        -----------------      -----------------      -----------------
Assets held for severance benefits                                   25.2                   23.7                   24.4
                                                        -----------------      -----------------      -----------------
Investments                                                          26.8                   26.7                   28.9
                                                        -----------------      -----------------      -----------------
Property, plant and equipment, net                                  119.4                  118.3                  119.1
                                                        -----------------      -----------------      -----------------
Software development costs, net                                      14.4                   15.9                   16.3
                                                        -----------------      -----------------      -----------------
Other assets                                                         10.2                   10.1                    9.9
                                                        -----------------      -----------------      -----------------

                                                        -----------------      -----------------      -----------------
Total assets                                                        854.8                  851.0                  902.0
                                                        =================      =================      =================

Liabilities and shareholders' equity
Current liabilities
Short-term bank loans and current maturities                         30.0                   30.1                   30.0
Trade payables                                                       68.4                   81.5                   51.0
Other payables and accrued liabilities                              149.6                  125.3                  100.4
Liabilities - discontinued operations                                  --                     --                   60.6
                                                        -----------------      -----------------      -----------------
Total current liabilities                                           248.0                  236.9                  242.0
                                                        -----------------      -----------------      -----------------

Long-term liabilities
Bank loans                                                             --                    7.5                   30.0
Other liabilities                                                      --                    2.5                    6.0
Liability for employee severance benefits, net                       50.9                   49.4                   50.7
                                                        -----------------      -----------------      -----------------
Total long-term liabilities                                          50.9                   59.4                   86.7
                                                        -----------------      -----------------      -----------------

                                                        -----------------      -----------------      -----------------
Total liabilities                                                   299.0                  296.3                  328.7
                                                        -----------------      -----------------      -----------------
Minority Interest                                                     4.1                    4.1                    3.8
                                                        -----------------      -----------------      -----------------
Shareholders' equity
Share capital                                                         6.2                    6.2                    6.2
Capital surplus                                                     642.2                  641.2                  662.9
Accumulated other comprehensive loss                                (12.6)                  (3.9)                  (5.4)
Accumulated deficit                                                 (84.0)                 (92.9)                 (94.2)
                                                        -----------------      -----------------      -----------------
Total shareholders' equity                                          551.8                  550.6                  569.5
                                                        -----------------      -----------------      -----------------

                                                        -----------------      -----------------      -----------------
Total Liabilities and shareholders' equity                          854.8                  851.0                  902.0
                                                        =================      =================      =================